Exhibit B


                  [Pilot House Associates, LLC Letterhead]




                          March 25, 1999



 The Board of Directors
 MediaOne Group, Inc.
 188 Inverness Drive West
 Englewood, Colorado  80112

 Ladies and Gentlemen:

           It appears that the proposed acquisition of MediaOne by Comcast will result in the Roberts family, with less than a 1% economic interest in the combined companies, controlling more than 80% of all voting power. Because MediaOne stockholders would give up voting stock for non-voting stock in an entity controlled by the Roberts family, this transaction constitutes a sale of control with the result that your duty is to maximize the price for stockholders, who under the proposed transaction will lose any further opportunity to realize a control premium for their shares.

           As best I can determine, you have failed to secure any protections to assure MediaOne stockholder participation in any subsequent sale of control; those in control of Comcast could turn around after the proposed merger and auction off their voting control of MediaOne or the combined entity at a huge premium. If I am correct, there is nothing in the proposed transaction to permit or assure MediaOne stockholders the opportunity or right to participate pro rata in that subsequent sale.

           In addition, the proposed sale of control at an uncollared value has been advantaged prematurely and excessively by defensive deal protections such as the no solicitation provisions and the $1.5 billion termination fee payable to Comcast. These might have been sustainable as post-auction measures if needed to preserve maximized value, but they are entirely inappropriate as pre-auction measures, given their deterrent effect on other offers and the dollar-for-dollar reduction in benefit to stockholders if a topping offer were to be made.

           I am advised that, as the Delaware Supreme Court stated in its Revlon decision and reiterated in its Paramount/QVC ruling, once you took steps to sell control of MediaOne and to protect that sale rather than to maximize value for shareholders, all defensive measures became moot. Your duty was and is to be especially active and diligent to get the best price for MediaOne stockholders.

           Accordingly, I request that the board of directors on behalf of the Company agree that any and all standstill restrictions in the Shareholders Agreement dated February 27, 1996 to which I am a party (including Section 3.5 thereof) are now null and void and of no further effect, and that the board on behalf of the Company consent to the waiver of all such terms in order to permit me to publicly express my view that this sale of control is inadvisable and work with others to develop a superior proposal. I am prepared to enter into a confidentiality agreement with the Company on terms no less favorable to the Company than those previously agreed to by Comcast.

           Although time is limited, I believe that you have a duty under these circumstances to permit me to seek superior value and terms.

           In light of the restrictions imposed on the Company by its Acquisition Agreement with Comcast, and the importance of proceeding quickly to formulate the precise terms of an alternative transaction, I need your earliest response. Until I hear from you, it is my intention to keep this communication to you confidential.

           And as always, I am sure that we can continue to agree or disagree while each being considerate of other points of view.

                          Very truly yours,



                          Amos B. Hostetter, Jr.